FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press release regarding introduction of ICICI Bank Base Rate (“I-Base”) dated June 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: July 1, 2010	By:	/s/ Ranganath Athreya
		Name:	Mr. Ranganath Athreya
		Title:	General Manager - Joint Company Secretary Head Compliance – Non Banking Subsidiaries

Item 1

ICICI Bank Ltd ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release For Immediate Publication	June 30, 2010

ICICI Bank announces Base Rate

ICICI Bank announces the introduction of ICICI Bank Base Rate (“I-Base”) at 7.50% p.a. Interest on new loans and advances including consumer loans would be determined with reference to I-Base with effect from July 1, 2010. The lending rates would comprise I-Base, term premium and appropriate product/borrower specific spread.

About ICICI Bank:

ICICI Bank Limited (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country, with consolidated total assets of over $100 billion at March 31, 2010. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies and among its largest securities brokerage firms, mutual funds and private equity firms. ICICI Bank’s presence currently spans 19 countries, including India.

For media queries, please contact:
Charudatta Deshpande
Head - Corporate Communications
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Telephone: +91 22 2653 8208
e-mail: charudatta.deshpande@icicibank.com